September 7, 2011

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	Ship Finance International Limited Form 20-F: For the year ended December 31, 2010 Filed March 25, 2011 File No. 001-32199

Dear Mr. Humphrey:

By letter dated June 30, 2011, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments to the Annual Report on Form 20-F of Ship Finance International Limited (the "Company") for the fiscal year ended December 31, 2010.  By letter dated August 15, 2011, the Company responded to those comments.  By letter dated August 31, 2011, the Staff provided one additional comment.  We set forth the Staff's additional comment, together with the Company's response, below.

"Our vessels may call on ports located in countries that are subject to restrictions..,"page 7

1.
Please refer to comment 2 in our letter dated June 30, 2011. Describe to us the types of cargoes that your vessels have carried into each of Iran and Sudan since 2008, and the nature of the operations of your drilling unit offshore Sudan in 2010.

None of the Company's vessels has carried cargoes into either Iran or Sudan in the periods mentioned.  All port calls referred to in the Company's response to the Staff's letter dated June 30, 2011, relate to the loading of crude oil.

The drilling unit that operated offshore of Sudan in the first nine months of 2010, was the jack-up rig West Prospero, on a bareboat charter to Seadrill Limited.  This unit was employed by Seadrill Limited, on behalf of a customer, for the purpose of drilling oil exploration wells in the Red Sea.  The unit was sold to Seadrill Limited, pursuant to a purchase option, in June 2011. To the Company's knowledge, none of the Company's drilling units have operated offshore of Sudan since that time.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223, Ted Horton at (212) 574-1265 or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL, LLP

	By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

Sonia Bednarowski, Esq. Special Counsel Division of Corporate Finance Securities and Exchange Commission

Amy Geddes Division of Corporate Finance Securities and Exchange Commission

Eirik Eide Chief Financial Officer Ship Finance Management AS

SHIP FINANCE INTERNATIONAL LIMITED
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

September 7, 2011

The undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For and on behalf of Ship Finance International Limited

/s/ Eirik Eide
Eirik Eide
(Chief Financial Officer, Ship Finance Management AS)

SK 23153 0001 1225046